UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): (X) Form 10-KSB ( ) Form 20-F ( ) Form 11-K ( ) Form 10-Q ( ) Form N-SAR

For Period Ending: December 31, 2000
( ) Transition Report on Form 10-K
( ) Transition Report on Form 20-F
( ) Transition Report on Form 11-K
( ) Transition Report on Form 10-Q
( ) Transition Report on Form N-SAR
For the Transition Period Ended:_______________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing check above, identify the Items(s) to which the notification relates:
____________________________________________________________________________________
PART I - REGISTRANT INFORMATION

SGI International _______________________________________________________________________
Full Name of Registrant

Not Applicable ________________________________________________________________________
Former Name if Applicable

1200 Prospect Street, Suite 325 ___________________________________________________________
Address of Principal Executive Office (Street and Number)

La Jolla, CA 92037 ____________________________________________________________________
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of the transition report on Form 10-Q, or portion thereof will be filed on or before the fifth;

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to accurately complete the information for the timely presentation of its Annual Report on Form 10-KSB for the period ended December 31, 2000, due to the fact the Registrant anticipates it will complete a significant sale of assets and restructuring of its operations on or about the prescribed filing date for the report, but in any event prior to the extended date provided in Rule 12b-25 (b) (2) (ii). The transaction will have a material impact upon the financial statements and other disclosures included in the Report, and therefore the Report will be able to be accurately completed with such disclosure included prior to the extended filing date. The parties to the transaction have agreed to maintain the terms of the transaction confidential prior to closing and therefore a pro-forma disclosure could not be completed without the Registrant breaching its agreements and subjecting it to unreasonable risk of liability, or failure of the transaction which management believes is in the shareholders best interest.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

George Donlou (Name)	(858) (Area Code)	551-1090 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). (X) Yes ( ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? (X) Yes ( ) No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if the appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects significant changes in its results of operations for the fiscal year ended December 31, 2000 compared to the fiscal year ended December 31, 1999. Anticipated unaudited condensed financial information for these years is presented below. The changes from 1999 to 2000 reflect increased revenues from the Registrants automated assembly segment primarily due to strong sales to the medical and automotive industries. The changes also reflect increased expenditures related to Registrants engineering and research efforts pertaining to the LFC Process Technology and the costs associated with carrying the ENCOAL Demonstration plant throughout the current year. The information below for 2000 is subject to the resolution of issues related to the potential sale of certain assets as noted in Part III of this Form 12b-25, and completion of the audit of the Companys 2000 financial statements.

STATEMENT OF OPERATIONS	Twelve Months Ended 12/31/00	Twelve Months Ended 12/31/99

Revenues	$ 5,166,349	$ 3,856,439
Loss from Operations	(6,038,867)	(4,858,166)
Loss before minority interest and extraordinary gain	(7,326,162)	(5,064,806)
Net Loss	(7,310,159)	(3,934,806)
Loss per common share - basic	$ (0.11)	$ (0.10)

_____________________________________________________________________________________

SGI INTERNATIONAL
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date : March 30, 2001	By: /s/ Michael L. Rose_____________ President and CEO

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)